Exhibit 99.1

Cummins Westport Announces Award for over 900 Natural Gas Buses Powered by ISL G

~New Transit Fleet Order from LA and San Diego Largest Ever in North America~

VANCOUVER, Feb. 5, 2013 /CNW/ - Cummins Westport Inc. (CWI), a leading provider of high-performance, alternative fuel engines for the North American on-highway market, is supplying engines for two of the largest natural gas transit fleet orders in North America to date.

In January, LA Metro announced its plans to order 550 New Flyer Xcelsior natural gas buses, powered with the Cummins Westport ISL G 8.9 litre engine to be deployed in 2014 and 2015, with an option to purchase an additional 350 buses in 2016 for both its own fleet and contract operators. LA Metro has one of the largest transit fleets in North America.

"We have had a good working relationship with Cummins Westport," said John Drayton, Manager for Vehicle Technology for LA Metro. "There are more than 1,500 natural gas buses in our fleet running on CWI engines. LA Metro is dedicated to being 100 percent natural gas, and CWI is a valued partner in that."

In December 2012, the San Diego Metropolitan Transit System (SDMTS) announced the decision to purchase up to 350 Gillig 40-foot low floor buses and 118 New Flyer 60-foot low floor articulated buses, all powered with the CWI ISL G 8.9L. SDMTS will receive 47 articulated buses and 50 forty-foot buses in 2013, with another 50 per year being delivered to replace buses in the current compressed natural gas (CNG) fueled fleet over the following four years.

"San Diego's transit system has been on the path of natural gas transportation for a long time, and our fleet is composed of 80 percent CNG vehicles," said Julio Ortiz, Director of Maintenance with SDMTS. "We have always been a good customer of CWI."

Currently, there are more than 7,000 buses in municipal service across North America fueled by natural gas.

"Substantial orders such as these from LA Metro and San Diego are ongoing evidence of the growing acceptance of natural gas in the transit market," said Jim Arthurs, President, Cummins Westport.

About the Cummins Westport ISL G

The Cummins Westport ISL G, an 8.9 litre stoichiometric cooled-exhaust gas recirculation (EGR) engine, is certified to 2010 EPA emissions, reduces greenhouse gas emissions, and offers top-level performance and efficiency. The ISL G engine is a purpose built natural gas engine manufactured in the Cummins Engine Plant in Rocky Mount, NC that operates on either compressed natural gas (CNG) or liquefied natural gas (LNG), both of which are cost effective, low carbon, and low emissions fuels. With ratings up to 320 hp and 1,000 lb-ft of torque, the ISL G features maintenance free three way catalyst (TWC) aftertreatment, and does not require the use of selective catalytic reduction (SCR) or a diesel particulate filter (DPF)  More information about the ISL G can be found at: www.cumminswestport.com/models/isl-g

About Cummins Westport Inc.

Cummins Westport Inc. sells the world's widest range of low-emissions alternative fuel engines for commercial transportation applications such as trucks and buses.  CWI is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ:WPRT / TSX:WPT), a leading developer of technologies that allow engines to operate on clean-burning fuels such as natural gas, hydrogen, and hydrogen-enriched natural gas (HCNG). www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, technology development or to the environment in which it operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements include specifically statements regarding the timing for delivery of the referenced buses and are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks relating to the timing and availability of Cummins Westport products, and other risk factors discussed in Westport Innovations Inc. most recent Annual Information Form and other filings with securities regulators. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The contents of any website referenced in this press release are not incorporated by reference herein.

SOURCE: Cummins Westport Inc.

 %CIK: 0001370416

For further information:

Inquiries:

Cummins Westport Inc. / Westport Innovations Inc.
Darren Seed
VP, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport Innovations Inc.
Phone: 604-718-2011
Email: media@westport.com

Cummins Inc.
Jon Mills
External Communications
Phone: 317-658-4540
Email: jon.mills@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 05-FEB-13